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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Third Avenue
(No. and Street)

New Brighton (City) Pennsylvania (State) 15066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goff Backa Alfera & Company, LLC
(Name – *if individual, state last, first, middle name*)

3325 Saw Mill Run Boulevard (Address) Pittsburgh (City) Pennsylvania (State) 15227 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/6

OATH OR AFFIRMATION

I, Blake Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Blake W. Daniels
Signature

CEO / CFO
Title

Stacie L. Weckerly
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stacie L. Weckerly, Notary Public
New Brighton Boro, Beaver County
My Commission Expires July 27, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortune Financial Services, Inc.

Audited Financial Statements
For The Years Ended
December 31, 2009 and 2008

Fortune Financial Services, Inc.
Index to Audited Financial Statements
For The Years Ended December 31, 2009 and 2008

CONTENTS

Goff
Backa
Alfera &
Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying Statement of financial condition of Fortune Financial Services, Inc. (a Pennsylvania S-Corporation) as of December 31, 2009 and 2008, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Financial Services, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania

February 17, 2010

Member: American and Pennsylvania Institutes of Certified Public Accountants
Center for Public Company Audit Firms • Employee Benefit Plan Audit Quality Center • Governmental Audit Quality Center • Private Companies Practice Section

Fortune Financial Services, Inc.
Statements of Financial Condition
December 31, 2009 and 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash	$ 946,323	$ 799,717
Cash in centralized registration depository account	12,314	19,463
Investments	7,928	9,884
Prepaid expenses	533	2,724
Commissions receivable	685,904	719,628
TOTAL CURRENT ASSETS	1,653,002	1,551,416
EQUIPMENT		
Equipment	77,104	76,140
Less accumulated depreciation	(58,805)	(49,540)
TOTAL EQUIPMENT	18,299	26,600
TOTAL ASSETS	$ 1,671,301	$ 1,578,016

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable	$ 32,290	$ 24,763
Accrued expenses	13,591	12,000
Commissions payable	589,878	618,880
Escrowed deposits	409,779	490,500
Withholding taxes payable	1,828	951
Current portion of long term debt	29,969	-
TOTAL CURRENT LIABILITIES	1,077,335	1,147,094
LONG TERM LIABILITIES		
Notes payable	54,200	-
TOTAL LIABILITIES	1,131,535	1,147,094
STOCKHOLDERS' EQUITY		
Common stock ($1 Par Value, 100 Shares Authorized, Issued and Outstanding)	100	100
Additional paid-in capital	46,747	46,747
Retained earnings	489,591	378,791
Accumulated other comprehensive income	3,328	5,284
TOTAL STOCKHOLDERS' EQUITY	539,766	430,922
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 1,671,301	$ 1,578,016

Fortune Financial Services, Inc.
Statements of Income
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$ 8,264,186	$ 9,409,428
Interest	1,751	5,231
Mortgage fees	11,545	16,851
Other income	640,591	380,927
TOTAL REVENUES	8,918,073	9,812,437
EXPENSES		
Commissions and fees	7,323,624	8,132,628
Licenses	207,593	254,858
Salaries and related taxes	410,153	426,730
Depreciation	9,265	9,542
Occupancy	51,282	43,549
Communications	10,644	12,273
Other expenses	594,712	457,377
TOTAL EXPENSES	8,607,273	9,336,957
NET INCOME	$ 310,800	$ 475,480

Fortune Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2009 and 2008

	Common Stock Shares	Common Stock Par Value	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance January 1, 2008	100	$ 100	$ 46,747	$ 403,311	$ -	$ 450,158
Distributions to stockholders	-	-	-	(500,000)	-	(500,000)
Net income	-	-	-	475,480	-	475,480
Other comprehensive income Unrealized gain on investments	-	-	-	-	5,284	5,284
Balance at December 31, 2008	100	100	46,747	378,791	5,284	430,922
Distributions to stockholders	-	-	-	(200,000)	-	(200,000)
Net income	-	-	-	310,800	-	310,800
Other comprehensive income Unrealized gain on investments	-	-	-	-	(1,956)	(1,956)
Balance at December 31, 2009	100	$ 100	$ 46,747	$ 489,591	$ 3,328	$ 539,766

See Independent Auditors' Report and Notes to Financial Statements.

Fortune Financial Services, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 310,800	$ 475,480
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation expense	9,265	9,542
Settlement of FINRA fine via note agreement *	93,750	-
Changes in Assets/Liabilities:		
(Increase) Decrease in Prepaid expenses	2,191	(2,724)
(Increase) Decrease in Commissions receivable	33,724	(597,445)
Increase (Decrease) in Accounts payable	7,527	24,763
Increase (Decrease) in Accrued expenses	1,591	5,766
Increase (Decrease) in Commissions payable	(29,002)	496,697
Increase (Decrease) in Escrowed deposits	(80,721)	387,500
Increase (Decrease) in Witholding taxes payable	877	(5,045)
NET CASH PROVIDED BY OPERATING ACTIVITIES	350,002	794,534
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Equipment	(964)	(1,269)
Principal payments on note agreement	(9,581)	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	(10,545)	(1,269)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Shareholders	(200,000)	(500,000)
NET INCREASE IN CASH	139,457	293,265
CASH AT BEGINNING OF YEAR	819,180	525,915
CASH AT END OF YEAR	$ 958,637	$ 819,180

* See footnote 4

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is a registered with Financial Industry Regulatory Authority (FINRA). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2009, the company did not have any cash equivalents.

Commissions Receivable

Commissions receivable consisted of estimated revenues due from investment and insurance companies earned by Company representatives on which the investment and insurance companies have not paid the Company as of year end. The commissions at December 31, 2009, have been estimated using the preceding twelve months cash receipts.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Commissions Payable

Commissions payable consists of the estimated portion of the commissions receivable payable to the Company's registered representatives. This estimate is based on the historical average payout ratio, which is based on signed contracts with each of the registered representatives.

Escrowed Deposits

Escrowed deposits represents fees that have been paid to the Company by their registered representatives, but have not yet been earned by the Company. Amounts when earned are included in other income on the statement of income.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2009 and 2008.

Note 1 - Summary of Significant Accounting Policies (continued)

Concentration of Risk

The Company maintains cash interest bearing deposits at more than one bank. The majority of their accounts are held at a bank which has unlimited insurance by the Federal Deposit Insurance Corporation. At December 31, 2009, the Company's did not have any cash that was in excess of the insurance limits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Investments

Investment securities are carried at fair value and are considered available for sale. Unrealized gains and losses on securities are recognized as direct increases or decreases in unrestricted net assets. Cost of securities sold is recognized using the specific identification method. The investments consist of 400 shares of Nasdaq stock. These shares have a cost basis of $4,600, and are presented as available for sale.

Note 3 – Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such the Company and the related party have agreed to continue the lease on a month to month basis. During 2009, they paid twelve monthly payments of $3,300. The rent expense is included in the occupancy expenses on the statement of income.

Note 4 – Note Payable

On September 18, 2009, the Company entered into an agreement with FINRA to pay a fine totaling $125,000. The entire fine was reported as an expense in the current income statement in 2009. The company agreed to pay $31,250 immediately, with the remaining $93,750 being subject to a note agreement that calls for 36 monthly payments of $2,865 and accrues interest at 6.25%. Since the financed portion of the fine was not a cash expenditure, the Company reported it as an adjustment to net income to arrive at cash provided by operations in the statement of cash flows; the current year principal payments on the note were reflected as payments in the investing section of that statement. The balance on the note as of December 31, 2009 was 84,169.

Future maturities of long-term debt obligations as of December 31, 2009 were as follows:

December 31, 2009	$ 29,969
December 31, 2010	31,896
December 31, 2011	22,304
	84,169
Less Current portion	(29,969)
	$ 54,200

Note 5 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company matches employee contribution up to 4% of gross wages. Retirement plan expense for the year ended December 31, 2009 and 2008 was $12,598, and $14,786, respectively. These expenses are included in the other expenses on the statement of income.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which required the maintenance of minimum net capital, and required that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2009, the Company had net capital of $332,878 in excess of its required net capital of $75,435. The Company's ratio of aggregate indebtedness to net capital was 2.77 to 1.

Note 7 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the years ended December 31, 2009 and 2008; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 8 – Supplemental Schedules Required Under Rule 15c3-3

The Company claims exemption k (1) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Note 9 – Subsequent Events

The Organization has evaluated subsequent events in accordance with Account Standards Codification Topic 855, Subsequent Events, through February 12, 2010, which is the date the financial statements were available to be issued. No subsequent event items were identified.

Fortune Financial Services, Inc.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

	Original Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 539,006	760	$ 539,766
Deductions and /or Charges:			
Non-allowable assets:			
Petty cash	3		3
CRD account	12,314		12,314
Ridgeway & Conger account	3,089		3,089
Net commissions receivable	96,027		96,026
Prepaid expenses	533		533
Equipment net	17,883	416	18,299
Total nonallowble assets	129,849		130,264
Net capital before haircuts	409,157		409,502
Haircuts			
15% fair market value of investment	1,189		1,189
Net Capital	$ 407,968		$ 408,313
Aggregate Indebtedness	1,131,879		1,131,535
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required ($5,000 or 6 2/3% of Aggregate indebtedness)	$ 75,458		$ 75,435
Excess Net Capital (Net Capital minus Minimum net capital)	$ 332,510		$ 332,878
Excess Net Capital at 100% (Net capital minus 10% of Total aggregate indebtedness)	$ 294,780		$ 295,159
Ratio: Aggregate Indebtedness to Net Capital	277%		277%

Adjustments noted above consist of adjustments made by management before the audit commenced as well as adjustments proposed during the audit.

Goff
Backa
Alfera &
Company, LLC
Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Auditors' Report on Internal Control Structure

To the Shareholders
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Fortune Financial Services, Inc. as of and for the year ended December 31, 2009, in accordance with US generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania
February 17, 2010

Goff
Backka
Alfera &
Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com